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                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-37845


                      EASTERN ENVIRONMENTAL SERVICES, INC.
               SUPPLEMENT NO. 1 TO PROSPECTUS DATED MARCH 3, 1998


     This Prospectus Supplement is provided by Eastern Environmental Services, Inc., a Delaware corporation (the "Company"), to supplement the section "Risk Factors" beginning on page 5 of the Company's Prospectus dated March 3, 1998 and included in the Company's Registration Statement on Form S-4 (Registration No. 333-37845) as filed with the Securities and Exchange Commission (the "Prospectus"). Thus, the section "Risk Factors" contained in the Prospectus is hereby supplemented by adding the risk factors set forth below. To the extent any risk factor contained in this Prospectus Supplement conflicts with or supersedes any risk factor contained in the accompanying Prospectus, the risk factor in this Prospectus Supplement shall control.

     RISKS ASSOCIATED WITH COMPLETING PENDING ACQUISITIONS

          The Company has entered into definitive agreements to acquire additional waste management businesses, the completion of which are subject to customary closing conditions, including due diligence and the requirements of obtaining certain governmental and other third party consents. No assurance can be given that the closing conditions will be satisfied or that the parties will be able to obtain such governmental and other third party consents. Accordingly, there can be no assurance that any of these pending acquisitions will occur.

     HISTORY OF LOSSES; WORKING CAPITAL DEFICITS; CONTINUING CHARGES

          The Company has reported net losses in prior fiscal years, including a net loss to common stockholders of approximately $2.8 million (including $3.0 million in unusual items principally related to the Company's June 1996 change of control) during the fiscal year ended June 30, 1996. Additionally, the Company has reported working capital deficits, including $0.5 million and $1.6 million at June 30, 1997 and 1996, respectively. In connection with the financing of its acquisitions and business growth, the Company has incurred, and anticipates that it will continue to incur, significant debt and interest charges under its revolving credit facility. In addition, the Company will continue to recognize a significant amount of goodwill amortization charges in connection with its acquisitions of collection and transportation businesses and transfer stations that are accounted for under the "purchase" method of accounting. Such goodwill is amortized over a period not to exceed 40 years depending on the business acquired, resulting in an annual non-cash charge to earnings during that period. As the Company continues to pursue its acquisition program, its financial position and results of operations may fluctuate significantly from period to period.

     LIMITED OPERATING HISTORY IN REGARD TO SIGNIFICANT ASSETS

          The Company's acquisition of solid waste collection, transportation and disposal businesses from July 1, 1996 through March 31, 1998 contributed approximately $139 million or 95% of the Company's revenues for the fiscal year ended June 30, 1997 and approximately
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     $158 million or 86% of the Company's assets at June 30, 1997. Because of the Company's relatively limited operating history with respect to these recently acquired businesses, no assurances can be given that the Company will be able to replicate or improve upon their historical financial performance.

     POTENTIAL PENNSYLVANIA LANDFILL RESTRICTIONS

          One of the Company's Pennsylvania landfill operations, acquired by the Company in December 1996, has been in existence since 1972. From 1972 to 1988, the 110-acre area of the landfill which received waste or was authorized by state permits to receive waste had either received all necessary local zoning approvals or was not required by local ordinance to receive a zoning permit or other approval to operate. In 1988, the Company received a state expansion permit for a 32-acre lined expansion area increasing the size of the permitted disposal area to 142 acres as well as conditional use zoning approval from the local township. However, in 1990, the township adopted a new zoning ordinance which limited the height of municipal waste landfills to 35 feet above the original land contour. The landfill, as permitted in 1988 and as currently designed and permitted, exceeds the height limit in certain areas. The Company has maintained that the current permitted area is an existing nonconforming use and is not subject to the 35 foot height limitation imposed by the 1990 ordinance. If the township seeks to impose this limitation, and is successful, the existing permitted capacity of the landfill would be materially reduced resulting in significant costs to the Company.

     KENTUCKY LANDFILL OBLIGATIONS

          The Company ceased operations at its Kentucky landfill on June 30, 1995 because the existing permitted disposal area did not meet current state law design requirements. From June 30, 1995 to June 30, 1996, the Company operated a transfer station at the landfill site and disposed of waste at an alternate location. The Company simultaneously pursued a final state permit for an expansion area designed to meet the new state standards. The suspension of landfill operations and the diversion of waste to an alternate location had an adverse effect on the Company's operating results and the Company discontinued its transfer station operation on July 1, 1996. On July 1, 1997, the Company recommenced operation of its transfer station to fulfill the obligations of the disposal franchise until the Company's expansion area is completed. The Company received a final permit to construct its expansion area on October 14, 1996 (reissued February 26, 1997). The final permit issued for the Kentucky landfill expansion area incorporated the requirements contained in an October 8, 1996 Agreed Order which settled an administrative appeal filed by the Somerset Pulaski County Concerned Citizens Group. Prior to actual construction of the expansion area, the Company is required to complete an additional hydrogeologic investigation to confirm the adequacy of the groundwater monitoring program approved in the final permit. These studies are complete and indicate that the groundwater monitoring program is adequate. The Company, however, has not yet received final approval from the state regulatory authority with respect to the final permit.

     POTENTIAL INADEQUACY OF ACCRUALS FOR CLOSURE AND POST-CLOSURE COSTS

          The Company has material financial obligations relating to closure and post-closure costs of the landfills it operates. While the precise amounts of these future obligations cannot

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     be determined, the Company estimated the total costs to be approximately
     $27.8 million for final closure of its landfills, of which $8.5 million had been accrued at March 31, 1998. The Company makes an accrual for these costs based on consumed airspace in relation to management's estimate of total available airspace of the landfills. Post-closure monitoring costs pursuant to applicable regulations (generally for a term of 30 to 40 years after final closure) are estimated at $17.1 million. At March 31, 1998, the Company had accrued $5.5 million for such projected post-closure costs. The Company will provide additional accruals based on engineering estimates of consumption of permitted landfill airspace over the useful lives of its landfills. There can be no assurance that the Company's ultimate financial obligations for actual closing or post-closing costs will not exceed the amount then accrued and reserved or amounts otherwise receivable pursuant to insurance policies or trust funds. Such a circumstance could have a material adverse effect on the Company's business and results of operations.

     YEAR 2000 DISCLOSURE

          Currently, there is significant uncertainty regarding the impact of the Year 2000 on information systems such as those used by the Company.
     The Company does not currently believe that the effects of any Year 2000 non-compliance on the Company's information systems should have any material adverse impact on the Company's business or results of operations; however, there can be no assurance that the Company will not incur expenses or experience business disruption as a result of system problems associated with the century change.


 Dated: June 3, 1998

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